

Mail Stop 3720

May 4, 2016

Thomas E. Carter
Chief Financial Officer
Nexstar Broadcasting Group, Inc.
545 E. John Carpenter Freeway, Suite 700
Irving, Texas 75062

> **Re:** **Nexstar Broadcasting Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 27, 2016**
> **File No. 333-210333**

Dear Mr. Carter:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Note 2 – Purchase Price Allocation, page 187

1.   We note your response to comment 2 and reiterate our prior comment in part. As requested previously, please revise your pro forma information to also give effect to the range of possible results from Nexstar's participation in the FCC spectrum auction. Additionally, please give effect to the maximum possible P&L impact (i.e., loss of historical revenues and costs) arising from the divestiture of identifiable Media General and Nexstar stations based on spectrum already tendered at the FCC auction, unless already reflected in adjustment (t).

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions relating to the financial statements. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications